March 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Dudek, Esq.

Chief

Office of International Corporate Finance

Re:	Registration Statement under Schedule B of the
Securities Act of 1933 of the Republic of Colombia

Ladies and Gentlemen:

The Republic of Colombia (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-202025) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2015, be declared effective at 2:00 p.m. on March 20, 2015 or as soon thereafter as practicable.

In addition, the Republic acknowledges that:

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the comments of the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REPUBLIC OF COLOMBIA

By:	/s/ Mauricio Cárdenas Santamaría
Mauricio Cárdenas Santamaría Minister of Finance and Public Credit